NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES TO HOLD CONFERENCE
CALL & WEBCAST OF 2014 THIRD QUARTER FINANCIAL RESULTS

TUESDAY, OCTOBER 21, 2014 AT 9:00 AM (ET)

TORONTO, OCTOBER 2, 2014 — Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that its 2014 third quarter financial results will be released after the market close on Monday, October 20, 2014. Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, October 21, 2014, at 9:00 AM (ET) to discuss with members of senior management the company’s results and current business initiatives. Both the press release and the supplemental information package will be available on the website at www.brookfieldcanadareit.com.

Live audio of the call will be available via webcast at www.brookfieldcanadareit.com. A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

You may also participate by dialing into the live conference call toll free at 888-438-5491, passcode: 5810088. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112, passcode: 5810088.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, as well as a 980,000-square-foot office tower currently under development in Toronto. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com